SECURI 09059370 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
~~8-EP-35830C~~ 8-46964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 Woodcliff Drive
(No. and Street)

Fairport (City) NY (State) 14450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victoria Bach-Fink (585) 267-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg & Co, LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

1870 Winton Road South (Address) Rochester (City) NY (State) 14618 (Zip Code)

SEC Mail Processing Section
MAY 27 2009
Washington, DC
100

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Victoria Bach-Fink, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Financial Group, Inc., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

This document was acknowledged before me on this 15th day of May 2009 by Victoria Bach-Fink.

[Signature]
Signature

CEO/CFO
Title

Nancy Kay
Notary Public

NANCY B KAY
Notary Public - State of New York
NO. 01KA6168489
Qualified in Monroe County
My Commission Expires 6/11/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

FINANCIAL REPORTS
AT
MARCH 31, 2009

ROTENBERG & CO. LLP
Certified Public Accountants
585.295.2400 ◆ 585.295.2150 (fax)
1870 Winton Road South ◆ Rochester, NY 14618 ◆ www.rotenbergllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Wall Street Financial Group, Inc.
255 Woodcliff Drive
Fairport, New York 14450

We have audited the accompanying balance sheet of Wall Street Financial Group, Inc., as of March 31, 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Financial Group, Inc. as of March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 10 - 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rotenberg & Co., LLP

Rochester, New York
May 12, 2009

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

BALANCE SHEET

March 31,	2009
ASSETS	
Current Assets	
Cash and Cash Equivalents	$ 304,858
Commission Accounts	158,158
Commissions Receivable	510,265
Total Current Assets	973,281
Property and Equipment - Net of Accumulated Depreciation	55,987
Total Assets	$ 1,029,268
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Accrued Commissions and Expenses	$ 627,828
Stockholder's Equity	
Common Stock - No Par; 200 Shares Authorized, 110 Shares Issued and Outstanding	16,000
Capital in Excess of Par	193,692
Retained Earnings	191,748
Total Stockholder's Equity	401,440
Total Liabilities and Stockholder's Equity	$ 1,029,268

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Number of Shares	Common Stock	Capital In Excess of Par	Retained Earnings	Total Stockholder's Equity
Balance - April 1, 2008	**110**	**$ 16,000**	**$ 193,692**	**$ 249,427**	**$ 459,119**
Net Loss	—	—	—	(57,679)	(57,679)
Balance - March 31, 2009	**110**	**$ 16,000**	**$ 193,692**	**$ 191,748**	**$ 401,440**

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF INCOME

Year Ended March 31,	2009
Revenues	
Commissions	$ 16,674,863
Licensing Fees	174,431
Interest Income and Other Revenue	958,114
Total Revenues	17,807,408
Expenses	
Commission Expense	14,749,672
Employee Compensation and Benefits	1,673,752
Regulatory Fees, Legal and Accounting, and Other Related Expenses	647,076
Other Expenses	786,208
Total Expenses	17,856,708
Loss Before Provision for Taxes	(49,300)
Provision for Income Taxes	8,379
Net Loss	$ (57,679)
Net Loss Per Share (Based Upon 110 Common Shares Outstanding)	$ (524.35)

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CASH FLOWS

Year Ended March 31,	2009
Cash Flows from Operating Activities	
Net Loss	$ (57,679)
Adjustments:	
Bad Debts	—
Depreciation	16,194
Changes:	
Accounts Receivable	14,641
Accrued Commissions and Expenses	(238,690)
Net Cash Flows from Operating Activities	(265,534)
Cash Flows from Investing Activities	
Capital Expenditures on Fixed Assets	(7,707)
Cash Flows from Financing Activities	
Stockholder Distributions	—
Net Change in Cash and Cash Equivalents	(273,241)
Cash and Cash Equivalents - Beginning of Year	736,257
Cash and Cash Equivalents - End of Year	$ 463,016
Cash Paid During the Year for:	
Income Taxes	$ 11,994

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended March 31,	2009
Balance - Beginning of Year	$ —
Increases	—
Decreases	—
Balance - End of Year	$ —

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting Policies

Nature of Business

Wall Street Financial Group, Inc. was incorporated in the State of New York on April 8, 1992. On April 1, 2007 the Company elected to become an S Corporation. The Company is a broker/dealer registered with the Securities Exchange Commission (SEC) and specializes in financial planning. The Company is a member of the National Association of Securities Dealers (NASD) and is registered to solicit business in all states. The Company is an "introducing broker" and earns commissions on the buying and selling of financial instruments. The Company's customers are throughout the United States.

Basis of Accounting

The Company reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred. Financial statements are prepared in accordance with AICPA Industry Audit and Accounting Guide, *Brokers and Dealers in Securities.*

Cash and Cash Equivalents

Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.

Commission Accounts

Commission accounts represent balances held in various brokerage accounts and are cash and cash equivalents.

Property, Equipment, and Depreciation

Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is provided for using straight-line and declining balance methods over the following estimated useful lives:

Furniture and Fixtures	5 - 10 Years
Office Equipment	5 - 7 Years

Commission Revenue and Expenses

The Company's fee for executing a trade is reported as commission revenue on a trade date basis. Commissions earned but not received are accrued on the trade date. Commission expense represents the portion of the trade paid to the registered representative and is accrued on the trade date but paid on the settlement date.

Income Taxes

In April, 2007, the Company elected to be treated as an "S" corporation for both Federal and New York State tax purposes, therefore, the Company does not provide for a provision for taxes. Profit, losses, and tax credits are reported on the stockholder's personal tax return.

- continued -

Note A - Summary of Significant Accounting Policies - continued

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

Note B - Property and Equipment
Property and equipment consisted of the following:

March 31,	2009
Furniture and Fixtures	$ 37,944
Office Equipment	114,933
	$ 152,877
Less: Accumulated Depreciation	96,890
Net Property and Equipment	$ 55,987

Depreciation expense for the year ended March 31, 2009 was $16,194.

Note C - Operating Leases
The Company leases office space at 255 Woodcliff Drive in Perinton, New York. The lease requires monthly payments of $7,720 plus taxes for a term of 70 months, expiring in November, 2009. As of December 3, 2008 the lease term was extended through November 2014 with the monthly payments remaining $7,720 until December 1, 2010.

The future minimum lease payments for the years succeeding March 31, 2009 are as follows:

2010	2011	2012	2013	2014	Total
$92,640	$93,084	$94,412	$94,732	$97,056	$471,924

Rental Expense for the year ended March 31, 2009 was $113,976.

Note D - Net Capital
The Company is required to maintain a minimum net capital balance of $100,000 in accordance with the rules of the Securities and Exchange Commission. At March 31, 2009, the Company's excess net capital, computed in accordance with the rules, amounted to $188,136.

Note E - Retirement Plans
The Company sponsors a 401(k) profit sharing plan which covers all full time employees. Contributions to the profit sharing plan consist of a company matching contribution plus any additional contributions made at the discretion of the Company's board of directors. The matching provision requires the Company to match 50% of employee deferrals up to 6% of the employee's salary. Total contributions for the year ended March 31, 2009 amounted to $29,290.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

NOTES TO FINANCIAL STATEMENTS

Note F - Retained Earnings

On April 1, 2007 the Company elected to become an S Corporation. Retained earnings related to the C Corporation and S Corporation are $225,311 and $(33,563), respectively.

ROTENBERG & CO. LLP
Certified Public Accountants

585.295.2400 ◆ 585.295.2150 (fax)
1870 Winton Road South ◆ Rochester, NY 14618 ◆ www.rotenbergllp.com

REPORT ON INTERNAL CONTROLS

To the Board of Directors and Stockholders of
Wall Street Financial Group, Inc.
255 Woodcliff Drive
Fairport, New York 14450

In planning and performing our audit of the financial statements of Wall Street Financial Group, Inc. (the Company), as of and for the year ended March 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg & Co., LLP

Rochester, New York
May 12, 2009

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF NET CAPITAL COMPUTATION

For the Year Ended March 31,		2009
Total Assets	$	1,029,268
Less: Liabilities		(627,828)
Net Worth Before Deductions		401,440
Deductions and/or Charges to Net Worth:		
Total Non-Allowable Assets		113,098
Deferred Tax Provisions		—
Total Deductions and/or Charges to Net Worth		113,098
Net Capital Before Haircuts		288,342
Haircuts:		
2% Money Market E & O		25
2% Money Market Savings		174
2% Money Market LIC		5
2% House Account MF or Stk or Balance		2
Total Haircuts		206
Net Capital	$	288,136
Minimum Net Capital Required **6-2/3% of Aggregate Indebtedness of $627,828**	$	41,876
Required Minimum Net Capital	$	100,000
Excess Net Capital		
Net Capital, Per Above	$	288,136
Minimum Net Capital, Per Above		100,000
Excess Net Capital	$	188,136
Excess Net Capital at 1000% of Aggregate Indebtedness **($288,136 Less 10% of $627,828)**	$	225,353
Computation of Aggregate Indebtedness		
Percentage of Aggregate Indebtedness to Net Capital $627,828 / $288,136		218%

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 WITH THE CORRESPONDING COMPUTATION IN PART II OF THE UNAUDITED FORM X-17a5 FOR THE YEAR ENDED MARCH 31, 2009

Unaudited Capital Computation	$	288,136
Regulatory Fees, Legal and Accounting, and Other Related Expenses		—
Commission Expense		—
Audited Capital Computation	$	288,136

The accompanying notes are an integral part of these financial statements.

ROTENBERG & CO. LLP
Certified Public Accountants

585.295.2400 ◆ 585.295.2150 (fax)

1870 Winton Road South ◆ Rochester, NY 14618 ◆ www.rotenbergllp.com

May 12, 2009

To the Board of Directors
Wall Street Financial Group, Inc.
255 Woodcliff Drive
Fairport, New York 14450

We have audited the financial statements of Wall Street Financial Group, Inc. for the year ended March 31, 2009, and have issued our report thereon dated May 12, 2009. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under Public Company Accounting Oversight Board Standards

As stated in our engagement letter dated April 13, 2009, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The critical accounting policies used by Wall Street Financial Group, Inc. are described in Note A to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year ended March 31, 2009. We noted no transactions entered into by the Company during the year that were both critical and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Quality of the Company's Accounting Principles

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. The quality includes the consistency of the accounting policies and their application, the clarity and completeness of the financial statements, and includes items that have a significant impact on the representational faithfulness, verifiability, and neutrality of the accounting information included in the financial statements.

Management's Judgments and Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We noted no significant estimates during the audit.

This information is intended solely for the use of the Board of Directors and management of Wall Street Financial Group, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Rotenberg & Co., LLP

Rotenberg & Co., LLP

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